FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For 10 August 2004
Commission File Number 0-30358

ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|          Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|          No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosures:

Minutes of Annual General Meeting 24 June 2004, including results of voting	10 August 2004	6 Pages

ebookers plc

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD
AT SAVOY PLACE, LONDON WC2R 0BL
ON THURSDAY 24 JUNE 2004 AT 9:00AM

PRESENT:	Directors:
	D Dhamija*		(Chairman)
M Healy
N Addison Smith*
P Liney
S Choudhrie*
D Gill*
T Dhamija
J Donaldson*
J Sampler*

Secretary:
H O’Byrne

IN ATTENDANCE:	L Grant		taking the Minutes
P Kennedy
L Malik
O Strong
J Treacy

	A Butterworth	}	Deloitte & Touche
M Cheetham

	P King	}	Shearman & Sterling
W Roberts

	S Brocklebank-Fowler	}	Cubitt
F Wylie

	C Attwood		Lloyds TSB Registrars

*SHAREHOLDERS:	6 Shareholders

1. INTRODUCTION

The Chairman noted that a quorum of shareholders was present and welcomed all present to the Annual General Meeting of ebookers plc. The Members agreed to take as read the Notice convening the Meeting.

2. THE ADOPTION OF THE DIRECTORS’ REPORT AND ACCOUNTS

The Chairman referred the Members to the Company’s 2003 Annual Report. The Chairman read the first Resolution; “To receive and adopt the Company’s Accounts for the year ended 31 December 2003 together with the Directors’ Report and supplementary reports and Auditors’ Report on those Accounts”. N Addison Smith proposed the Resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 37,522,760 votes be cast in favour of and 93,923 votes against this Resolution. Abstentions were registered in respect of 6,058 votes.

3. ADOPTION OF THE DIRECTORS’ REMUNERATION REPORT

The Chairman read the second Resolution; “To approve the directors’ remuneration report for the financial year ended 31 December 2003”. S Choudhrie proposed the Resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 29,786,085 votes be cast in favour of and 7,665,378 votes against this Resolution. Abstentions were registered in respect of 171,278 votes.

4. RE-ELECTION OF DIRECTORS RETIRING BY ROTATION

S Choudhrie took the chair.

S Choudhrie read the third Resolution; “To re-elect as a Director Dinesh Dhamija who retires by rotation and, who being eligible, offers himself for re-election in accordance with Article 81 of the Company’s Articles of Association”. P Liney proposed the Resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 30,176,123 votes be cast in favour of and 6,959,064 votes against this Resolution. Abstentions were registered in respect of 487,554 votes.

D Dhamija took the Chair

The Chairman read the fourth Resolution; “To re-elect as a Director Sudhir Choudhrie who retires by rotation and, who being eligible, offers himself for re-election in accordance with Article 81 of the Company’s Articles of Association”. D Gill proposed the Resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 37,377,139 votes be cast in favour of and 94,172 votes against this Resolution. Abstentions were registered in respect of 151,430 votes.

5. RE-ELECTION OF A DIRECTOR APPOINTED BY THE BOARD DURING THE YEAR

The Chairman read the fifth Resolution; “To reappoint as a Director Michael Healy following his appointment by the Board”. J Sampler proposed the resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 37,460,111 votes be cast in favour of and 156,572 votes against this Resolution. Abstentions were registered in respect of 6,058 votes.

6. REAPPOINTMENT OF AUDITORS.

The Chairman read the sixth resolution; “To reappoint Deloitte & Touche LLP as Auditors of the Company to hold office from the conclusion of the meeting until the conclusion of the next Meeting at which the Accounts are laid before the Company and to authorise the Directors to fix their remuneration”. D Gill proposed the resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 37,187,092 votes be cast in favour of and 312,930 votes against this Resolution. Abstentions were registered in respect of 122,719 votes.

7. ALLOTMENT OF RELEVANT SECURITIES

The Chairman refered to the special business detailed in the notice of Meeting posted to Members on 25 May 2004 (and held by the shareholders for the statutory period).

The Chairman explained that Resolutions seven and eight were to give the Directors authority to issue shares subject to the limitations set out in the Resolutions. He asked the Meeting to note that, if approved, the powers granted by these Resolutions would last for five years and that was established practice for these authorities to be renewed annually.

The Chairman explained Resolution seven which stated:

“THAT the directors be and they are generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of that section) up to an aggregate nominal amount of £3,000,000 provided that:

a)	this authority is for a period which shall expire on 24 June 2009 (unless previously revoked, varied or renewed by the Company in general meeting); and

b)	the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry; and

c)	the directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred by this resolution had not expired”.

The Members agreed to take this Resolution as read due to its length. J Donaldson proposed the Resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting, that on a poll 37,521,141 votes be cast in favour of and 95,542 votes against this Resolution. Abstentions were registered in respect of 6,058 votes.

8. ALLOTMENT OF SECURITIES FOR CASH

The Chairman explained Resolution eight which stated:

“THAT, subject to the passing of the resolution proposed as resolution 7, the directors be and they are empowered pursuant to Section 95 of the Act to allot equity securities (within the meaning of Section

94(2) to Section 94(3A) of the Act) wholly for cash pursuant to the authority conferred by resolution 7 as if Section 89(1) the Act did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities:

(a)

in connection with a rights issue in favour of shareholders where the equity securities respectively attributable to the interests of the shareholders are proportionate (as nearly as may be practicable) to their respective holdings of shares subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or any stock exchange; and

(b)	(otherwise than pursuant to sub-paragraph (a) above) up to an aggregate nominal value of £450,000,

and shall expire on 24 June 2009 save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of any such offer or agreement as if the power conferred by this resolution had not expired.”

The Members agreed to take this Resolution as read due to its length. J Sampler proposed the Resolution. The Resolution was carried unanimously on a show of hands.

The Meeting noted that proxies were lodged requesting that on a poll 37,518,472 votes be cast in favour of and 97,780 votes against this Resolution. Abstentions were registered in respect of 6,489 votes.

9. PURCHASE OF THE COMPANY’S OWN SHARES

The Chairman explained Resolution eight which stated:

“THAT the Company be and is generally and unconditionally authorised for the purposes of section 166 of the Act to make one or more market purchases (within the meaning of section 163(3) of the Act) on the London Stock Exchange of ordinary shares of 14p each in the capital of the Company provided that:

(a)	the maximum aggregate number of ordinary shares authorised to be purchased is 9,700,000 representing less than 15 per cent. of the Company’s issued ordinary share capital;

(b)	the minimum price which may be paid for an ordinary share is 14p;

(c)

the maximum price which may be paid for an ordinary share is an amount equal to 105 per cent. of the average of the middle market quotations of the Company’s ordinary shares as derived from the Daily Official List of the London Stock Exchange for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(d)	unless previously renewed, varied or revoked, this authority shall expire at the conclusion of the AGM of the Company to be held in 2005 or, if earlier, 24 June 2005; and

(e)

the Company may make a contract or contracts to purchase ordinary shares under the authority conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of such contract or contracts”.

The Members agreed to take this Resolution as read due to its length. J Donaldson proposed the Resolution.

The Resolution was carried unanimously on a show of hands. The Meeting noted that proxies were lodged requesting that on a poll 37,540,948 votes be cast in favour of and 75,704 votes against this Resolution. Abstentions were registered in respect of 6,089 votes.

10. CONCLUSION OF THE MEETING

The Chairman thanked the Board and also the Members for attending and declared the Annual General Meeting closed.

Following the formal business Meeting the Chairman provided a presentation on the Company.

[signed]
………………………………………………
Chairman

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 10 August 2004
Leigh Grant Deputy Company Secretary ebookers plc